

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

<u>Via Facsimile</u>

James R. Brown
President and Chief Executive Officer
Mill City Gold Corp.
4719 Chapel Road, N.W.
Calgary, Alberta T2L 1A7
(403) 640-4024

      Re: **Mill City Gold Corp.**
              Amendment No. 3 to Registration Statement on Form 20FR-12G
              Filed April 6, 2011
              File No. 0- 54242

Dear Mr. Brown:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ A.N. Parker

                    Anne Nguyen Parker
                    Branch Chief